[THE KNOT LETTERHEAD]

November 7, 2008

Via EDGAR Transmission

Mr. H. Christopher Owings
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 13, 2008
Proxy Statement on Schedule 14A
Filed April 29, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 8, 2008
File No. 000-28271

Dear Mr. Owings:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings of The Knot, Inc. (the “Company” or “The Knot”), contained in your letter dated October 2, 2008 (the “Letter”) addressed to David Liu, the Company’s Chairman and Chief Executive Officer.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs in the Letter. For your convenience, the Staff’s comments are set forth in italics in this letter, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31. 2007

Item 8. Consolidated Financial Statements and Schedule, page 44

Note 2. Summary of Significant Accounting Policies. page 51

Mr. H. Christopher Owings
Securities and Exchange Commission
November 7, 2008

Revenue Recognition. Page 52

1.
We reviewed your response to comment 5 in our letter dated July 7, 2008. Please expand your proposed disclosure to explicitly state the timing of revenue recognition with respect to commission revenues earned under registry services arrangements.

Response:	The Company will expand its proposed disclosure as follows (the underlined text represents the change from the proposed disclosure contained in the Company’s letter dated July 25, 2008):

“Registry services revenue primarily represents commissions from retailers who participate in WeddingChannel’s registry aggregation service which offers couples and their guests the opportunity to view multiple registries in one location and for guests to order gifts off of these registries.  Sales orders are fulfilled and shipped by the retail partners, at which point, the related commissions are contractually earned by the Company and recognized as revenue.  Product returns or exchanges do not materially impact the commissions earned by the Company.  In accordance with EITF Issue No. 99-19, “Reporting Revenue Gross As A Principal Versus Net As An Agent,” the Company only records net commissions, and not gross revenue and cost of revenue associated with these products, since the Company is not primarily obligated in these transactions, is not subject to inventory risk and amounts earned are determined using a fixed percentage.”

Definitive Proxy Statement on Schedule 14A

Executive and Director Compensation, page 8

2.
We note your responses to comments 8 through 10 in our letter dated July 7, 2008. Please provide us with your intended disclosure for future filings based on information for the above referenced documents.

Response:

Prior Comment 8

In future filings, the Company intends to include disclosure similar to the following with respect to a description of the compensation committee’s consideration of individual performance as part of the determination of executive incentive compensation:

“Individual objectives typically have been of the following types: the particular executive’s contribution to company-wide initiatives, such as organizational restructuring, management development and acquisition integration; the attainment of revenue goals in specific business lines; and the successful completion of major process, systems, infrastructure or technology projects.”

Prior Comment 9

In future filings, the Company intends to disclose the revenue and net income goals established by the compensation committee for the prior year (i.e., in the proxy statement filed for the Company’s 2009 annual meeting of stockholders, the Company intends to disclose the financial goals for 2008). As an example based on 2007, the disclosure would be similar to the following:

“For 2007, the bonus opportunities were based 100% on The Knot’s financial performance weighted equally between revenue and net income goals, which were $102.97 million and $13.633 million, respectively.”

Mr. H. Christopher Owings
Securities and Exchange Commission
November 7, 2008

Prior Comment 10

Based upon changes in the Company’s executive officer positions during 2008, we currently believe that Ms. Roney will be one of the Company’s named executive officers as of December 31, 2008 and, therefore, detailed information concerning her compensation and other material interest in the Company will be included in the 2009 proxy statement in accordance with Item 402 of Regulation S-K, and in particular, Item 402(a)(3)(iii).

* * * * *

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	it may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Mr. H. Christopher Owings
Securities and Exchange Commission
November 7, 2008

Thank you very much for your prompt review of this letter. Please call me at (212) 219-8555 should you or any other member of the Staff have any questions or additional comments.

Very truly yours,

THE KNOT, INC.

/s/ JEREMY LECHTZIN
Jeremy Lechtzin
Senior Vice President, General Counsel and Secretary

cc:           Alexandra M. Ledbetter (Staff)
David Liu (The Knot, Inc.)
John P. Mueller (The Knot, Inc.)
Brian B. Margolis (Wilmer Cutler Pickering Hale & Dorr LLP)
Timothy Vitale (Ernst & Young LLP)